SEC File No. 70-9793

                                       And

                              SEC FILE NO. 70-9941




                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549




                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS




                                FirstEnergy Corp.

------------------------------------:
In the matter of                    :
FirstEnergy Corp.                   :        Certificate Pursuant
                                    :        to Rule 24 of Partial
                                    :        Completion of
                                    :        Transactions
SEC File No. 70-9793                :
SEC File No. 70-9941                :
(Public Utility Holding Company Act :
of 1935)                            :
------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

     The undersigned, FirstEnergy Corp (FirstEnergy) hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC File No. 70-9793 and SEC File No. 70-9941, respectively, have been carried out in accordance with the Commission's Orders dated with respect to the said Applications as follows:

1. During the period January 1, 2003 through March 31, 2003, there were no sales of common stock or Preferred Securities by FirstEnergy.

2. FirstEnergy issued 4,419,850 shares of common stock pursuant to options granted under employee benefit plans and dividend reinvestment plans during the first quarter of 2003.

3. During the period January 1, 2003 through March 31, 2003, no FirstEnergy common stock was transferred to a seller of securities of a company being acquired.

4. During the first quarter of 2003, the following guarantees were made by FirstEnergy to support activities of its subsidiary, FirstEnergy Solutions Corp.
(FES):

                                                                   Purpose of
                Beneficiary                   Amount       Terms   Guarantee
                -----------                   ------       -----   ----------
         FES (Trading - Electric)
         ------------------------
         Amp Ohio                           20,000,000      (a)       (b)
         Constellation                       1,500,000      (a)       (b)
         DTE Energy Trading                  2,500,000      (a)       (b)
         Ontario Power Generation            5,000,000      (a)       (b)
         PJM Interconnection                10,000,000      (a)       (b)
         Progress Energy Ventures            5,000,000      (a)       (b)
         Reliant Energy Services             2,000,000      (a)       (b)
         Tenaska Power Services              1,000,000      (a)       (b)

         FES (Trading - Gas)
         -------------------
         Alliance Energy Services            1,000,000      (a)       (b)
         Cinergy Marketing & Trading         3,000,000      (a)       (b)
         Connective Energy                   1,000,000      (a)       (b)
         Colonial Energy                     1,000,000      (a)       (b)
         Cook Inlet Energy                   1,000,000      (a)       (b)
         FIMAT                               2,500,000      (a)       (b)

         NJR Energy Services                12,000,000     (a)       (b)
         ONEOK Energy Marketing              5,000,000     (a)       (b)
         Sempra Energy                       3,500,000     (a)       (b)
         Sequent Energy Management           4,000,000     (a)       (b)
         Tenaska Marketing                   4,000,000     (a)       (b)
         Western Gas Resources               3,000,000     (a)       (b)

         FES (Retail)
         ------------
         Cincinnati Gas & Electric           7,300,000     (a)       (c)
         Public Service Electric            31,800,000     (a)       (d)

          (a) Such guarantees are issued for a one-year term, with a ten-day termination right by FirstEnergy

          (b) Parental  guarantees  issued by  FirstEnergy  to  provide   credit
          support for electric power and natural gas purchases by subsidiary

          (c) Credit requirement in non-FirstEnergy service territories

          (d) Credit backstop for tranches awarded in BGS-FP Auction

The following Letters of Credits (LOC) were issued during the first quarter of 2003:
                                                                  Purpose of
         Beneficiary                    Amount                        LOC
         -----------                    ------                    -----------

         FirstEnergy
         -----------
         Jersey Central
         Power & Light Company
         (JCP&L)                      $17,500,000                    (a)

         (a) Temporary security for the BGS Auction.

5. During the period January 1, 2003 through March 31, 2003, the FirstEnergy Companies issued the following indebtedness:

                         Transaction      Maturity                   Transaction
                            Date            Date       Rate            Amount              Loan Balance
                         -----------      --------     ----         ------------           ------------

CitiBank (FirstEnergy Revolver)
-------------------------------
FirstEnergy               12/16/2002      1/6/2003     2.61        $140,000,000.00        $200,304,791.66
FirstEnergy               12/20/2002      1/10/2003    2.61         $65,000,000.00        $165,251,453.13
FirstEnergy               12/27/2002      1/13/2003    2.56         $60,000,000.00         $60,072,604.17
FirstEnergy               1/3/2003        1/6/2003     4.43         $13,000,000.00         $13,004,728.08
FirstEnergy               1/21/2003       1/22/2003    6.21         $35,000,000.00         $35,005,956.35
FirstEnergy               1/21/2003       1/27/2003    2.50        $110,000,000.00        $110,045,833.33
FirstEnergy               1/21/2003       2/4/2003     2.50         $60,000,000.00         $60,058,333.33
FirstEnergy               1/31/2003       2/21/2003    2.55         $35,000,000.00        $185,275,187.50
FirstEnergy               2/20/2003       3/20/2003    2.50         $50,000,000.00         $50,097,222.22
FirstEnergy               2/25/2003       3/27/2003    2.50         $60,000,000.00        $105,218,750.00
FirstEnergy               2/28/2003       3/31/2003    2.50         $60,000,000.00        $145,312,152.77
FirstEnergy               3/5/2003        3/6/2003     4.38         $13,000,000.00         $13,001,558.22
FirstEnergy               3/17/2003       3/24/2003    2.49        $100,000,000.00        $100,048,368.06
FirstEnergy               3/20/2003       4/10/2003    2.44        $100,000,000.00        $150,213,281.25
FirstEnergy               3/25/2003       4/1/2003     2.55         $40,000,000.00         $90,044,625.00


FirstMerit (Ohio Edison Company (OE) Bi-Lateral Facility)
---------------------------------------------------------
OE                        1/13/2003       1/14/2003    2.00          $3,000,000.00          $3,000,166.67
OE                        1/21/2003       1/22/2003    2.00         $14,000,000.00         $14,000,777.78
OE                        2/3/2003        2/4/2003     2.06         $10,000,000.00         $10,000,572.92
OE                        2/4/2003        2/5/2003     2.00          $4,000,000.00         $14,000,777.78
OE                        2/20/2003       2/21/2003    2.50         $14,000,000.00         $14,000,972.22
OE                        3/3/2003        3/4/2003     2.06         $10,000,000.00         $10,000,572.92
OE                        3/4/2003        3/5/2003     2.00          $4,000,000.00         $14,000,777.78


KeyBank (OE Bi-Lateral Facility)
--------------------------------
OE                        1/2/2003        1/3/2003     2.31          $3,500,000.00          $5,000,321.19
OE                        1/3/2003        1/6/2003     2.25         $15,000,000.00         $20,003,750.00
OE                        1/27/2003       1/28/2003    2.27          $1,500,000.00          $1,500,094.58
OE                        2/4/2003        2/5/2003     2.25          $5,000,000.00          $5,000,312.50
OE                        2/20/2003       2/21/2003    2.27         $20,000,000.00         $20,001,261.11
OE                        3/4/2003        3/5/2003     2.27         $11,500,000.00         $11,500,725.14
OE                        3/5/2003        3/6/2003     2.22          $8,500,000.00         $20,001,232.67


6. During the period January 1, 2003 through March 31, 2003, the following short-term debt was issued by the Utility Subsidiaries:

                         Transaction      Maturity                   Transaction
                            Date            Date       Rate             Amount             Loan Balance
                         --------         --------     ----         ------------           ------------

JCP&L - Intercompany Loan to:
-----------------------------
OE                        1/22/2003       1/27/2003    1.54         $25,000,000.00         $84,475,435.69
OE                        1/27/2003       1/31/2003    1.54         $16,000,000.00        $100,492,682.97
OE                        2/4/2003        2/14/2003    1.40          $7,000,000.00         $87,540,729.07
OE                        2/14/2003       2/19/2003    1.40         $57,000,000.00        $144,568,742.27

OE - Intercompany Loan to:
--------------------------
The Cleveland Electric
Illuminating
Company (CEI)             1/31/2003       2/3/2003     1.54         $62,005,000.00        $349,250,376.06
The Toledo Edison
Company (TE)              1/31/2003       2/3/2003     1.54         $57,591,000.00        $207,472,253.71


Effective February 19, 2003, all Utility Subsidiaries short-term borrowings were through Money Pool mechanisms. The following short-term debt was issued by the Regulated Money Pool during the First Quarter of 2003:

Regulated Money Pool     Transaction               Maturity                            Transaction
    Loan to:                Date                     Date             Rate                Amount
------------------       ------------              --------         --------           -----------

OE                       02/03/2003               02/04/2003         1.3954%          $15,000,000.00
OE                       02/04/2003               02/05/2003         1.3954%           22,300,000.00
OE                       02/07/2003               02/08/2003         1.3954%           19,700,000.00
OE                       02/11/2003               02/12/2003         1.3954%           32,700,000.00
OE                       02/14/2003               02/15/2003         1.3954%           96,700,000.00
OE                       02/19/2003               02/20/2003         1.3954%          129,300,000.00
OE                       02/20/2003               02/21/2003         1.3954%           60,000,000.00
OE                       02/21/2003               02/22/2003         1.3954%            3,450,000.00
OE                       03/03/2003               03/04/2003         1.3483%           47,631,000.00
OE                       03/04/2003               03/05/2003         1.3483%           22,037,000.00
OE                       03/05/2003               03/06/2003         1.3483%           22,000,000.00
OE                       03/10/2003               03/11/2003         1.3483%            4,000,000.00
OE                       03/11/2003               03/12/2003         1.3483%           41,300,000.00
OE                       03/14/2003               03/15/2003         1.3483%           50,500,000.00
OE                       03/18/2003               03/19/2003         1.3483%            9,200,000.00
OE                       03/19/2003               03/20/2003         1.3483%           12,900,000.00
OE                       03/24/2003               03/25/2003         1.3483%            7,620,000.00
OE                       03/25/2003               03/26/2003         1.3483%            5,800,000.00
OE                       03/27/2003               03/28/2003         1.3483%            5,858,000.00
OE                       03/28/2003               03/29/2003         1.3483%            23,500,000.00
Pennsylvania Power Company
(Penn)                   02/04/2003               02/05/2003         1.3954%            1,446,000.00
Penn                     02/05/2003               02/06/2003         1.3954%            2,090,000.00
Penn                     02/10/2003               02/11/2003         1.3954%              600,000.00
Penn                     02/11/2003               02/12/2003         1.3954%            1,781,000.00
Penn                     02/12/2003               02/13/2003         1.3954%            1,310,000.00
Penn                     02/18/2003               02/19/2003         1.3954%            2,176,000.00
Penn                     02/19/2003               02/20/2003         1.3954%           35,732,000.00
Penn                     02/21/2003               02/22/2003         1.3954%              747,000.00
Penn                     02/24/2003               02/25/2003         1.3954%            5,287,000.00

                                       3


Penn                     02/25/2003               02/26/2003         1.3954%            1,757,000.00
Penn                     02/26/2003               02/27/2003         1.3954%            1,249,000.00
Penn                     02/28/2003               03/01/2003         1.3954%              836,000.00
Penn                     03/04/2003               03/05/2003         1.3483%              952,000.00
Penn                     03/05/2003               03/06/2003         1.3483%              624,000.00
Penn                     03/07/2003               03/08/2003         1.3483%              530,000.00
Penn                     03/10/2003               03/11/2003         1.3483%              210,000.00
Penn                     03/11/2003               03/12/2003         1.3483%            3,382,000.00
Penn                     03/12/2003               03/13/2003         1.3483%            6,800,000.00
Penn                     03/14/2003               03/15/2003         1.3483%              510,000.00
Penn                     03/19/2003               03/20/2003         1.3483%              746,000.00
Penn                     03/21/2003               03/22/2003         1.3483%              445,000.00
Penn                     03/24/2003               03/25/2003         1.3483%            2,033,000.00
Penn                     03/25/2003               03/26/2003         1.3483%            2,388,000.00
Penn                     03/26/2003               03/27/2003         1.3483%           14,261,000.00
Penn                     03/27/2003               03/28/2003         1.3483%            8,042,000.00
Penn                     03/28/2003               03/29/2003         1.3483%              482,000.00
Penn                     03/31/2003               04/01/2003         1.3483%            1,403,000.00
CEI                      02/04/2003               02/05/2003         1.3954%            4,731,000.00
CEI                      02/05/2003               02/06/2003         1.3954%            6,235,000.00
CEI                      02/07/2003               02/08/2003         1.3954%            4,826,000.00
CEI                      02/10/2003               02/11/2003         1.3954%            5,619,000.00
CEI                      02/11/2003               02/12/2003         1.3954%            5,355,000.00
CEI                      02/12/2003               02/13/2003         1.3954%            5,102,000.00
CEI                      02/18/2003               02/19/2003         1.3954%            2,897,000.00
CEI                      02/21/2003               02/22/2003         1.3954%            2,971,000.00
CEI                      02/24/2003               02/25/2003         1.3954%            5,614,000.00
CEI                      02/25/2003               02/26/2003         1.3954%            3,975,000.00
CEI                      02/26/2003               02/27/2003         1.3954%           14,515,000.00
CEI                      03/04/2003               03/05/2003         1.3483%            5,196,000.00
CEI                      03/05/2003               03/06/2003         1.3483%            3,740,000.00
CEI                      03/07/2003               03/08/2003         1.3483%            5,469,000.00
CEI                      03/10/2003               03/11/2003         1.3483%            5,635,000.00
CEI                      03/11/2003               03/12/2003         1.3483%            8,396,000.00
CEI                      03/12/2003               03/13/2003         1.3483%           45,365,000.00
CEI                      03/14/2003               03/15/2003         1.3483%           16,374,000.00
CEI                      03/17/2003               03/18/2003         1.3483%            1,307,000.00
CEI                      03/18/2003               03/19/2003         1.3483%            4,041,000.00
CEI                      03/19/2003               03/20/2003         1.3483%            9,853,000.00
CEI                      03/21/2003               03/22/2003         1.3483%            3,296,000.00
CEI                      03/24/2003               03/25/2003         1.3483%            3,957,000.00
CEI                      03/25/2003               03/26/2003         1.3483%              420,000.00
TE                       02/04/2003               02/05/2003         1.3954%            2,862,000.00
TE                       02/05/2003               02/06/2003         1.3954%            4,625,000.00
TE                       02/07/2003               02/08/2003         1.3954%              930,000.00
TE                       02/10/2003               02/11/2003         1.3954%            1,316,000.00
TE                       02/11/2003               02/12/2003         1.3954%            5,875,000.00
TE                       02/12/2003               02/13/2003         1.3954%            1,880,000.00
TE                       02/18/2003               02/19/2003         1.3954%            3,238,500.00
TE                       02/21/2003               02/22/2003         1.3954%            1,383,000.00
TE                       02/25/2003               02/26/2003         1.3954%            2,588,000.00
TE                       02/26/2003               02/27/2003         1.3954%            6,761,000.00
TE                       03/04/2003               03/05/2003         1.3483%            1,814,000.00
TE                       03/05/2003               03/06/2003         1.3483%            4,751,000.00
TE                       03/07/2003               03/08/2003         1.3483%            1,584,000.00
TE                       03/10/2003               03/11/2003         1.3483%              842,000.00
TE                       03/11/2003               03/12/2003         1.3483%              927,000.00
TE                       03/12/2003               03/13/2003         1.3483%           22,273,000.00
TE                       03/14/2003               03/15/2003         1.3483%            7,081,000.00
TE                       03/17/2003               03/18/2003         1.3483%            1,225,000.00
TE                       03/18/2003               03/19/2003         1.3483%            1,740,000.00
TE                       03/19/2003               03/20/2003         1.3483%            2,071,000.00
TE                       03/21/2003               03/22/2003         1.3483%            2,287,000.00
TE                       03/24/2003               03/25/2003         1.3483%            3,745,000.00
TE                       03/25/2003               03/26/2003         1.3483%            5,749,000.00
American Transmission
Systems, Incorporated
(ATSI)                   02/03/2003               02/04/2003         1.3954%            1,068,000.00
ATSI                     02/04/2003               02/05/2003         1.3954%              350,000.00
ATSI                     02/19/2003               02/20/2003         1.3954%           39,193,000.00
ATSI                     02/24/2003               02/25/2003         1.3954%           11,043,000.00
ATSI                     02/25/2003               02/26/2003         1.3954%               24,000.00


ATSI                     02/26/2003               02/27/2003         1.3954%               19,000.00
ATSI                     02/27/2003               02/28/2003         1.3954%              100,000.00
ATSI                     03/05/2003               03/06/2003         1.3483%            1,225,000.00
ATSI                     03/07/2003               03/08/2003         1.3483%              841,000.00
ATSI                     03/11/2003               03/12/2003         1.3483%               90,000.00
ATSI                     03/18/2003               03/19/2003         1.3483%              248,000.00
ATSI                     03/21/2003               03/22/2003         1.3483%               10,000.00
ATSI                     03/25/2003               03/26/2003         1.3483%               86,000.00
ATSI                     03/26/2003               03/27/2003         1.3483%              320,000.00
ATSI                     03/28/2003               03/29/2003         1.3483%              414,000.00
JCP&L                    02/19/2003               02/20/2003         1.3954%          144,568,742.27
JCP&L                    02/24/2003               02/25/2003         1.3954%           24,000,000.00
JCP&L                    03/06/2003               03/07/2003         1.3483%           13,000,000.00
Metropolitan Edison Company
(Met-Ed)                 03/14/2003               03/15/2003         1.3483%           32,000,000.00
Met-Ed                   03/28/2003               03/29/2003         1.3483%           10,000,000.00
Met-Ed                   03/31/2003               04/01/2003         1.3483%           48,000,000.00
Pennsylvania Electric Company
(Penelec)                03/07/2003               03/08/2003         1.3483%          116,062,965.48
Penelec                  03/14/2003               03/15/2003         1.3483%            9,000,000.00
Penelec                  03/31/2003               04/01/2003         1.3483%                1,124.85
York Haven Power Company 02/21/2003               02/22/2003         1.3954%            8,002,480.75

7. During the first quarter of 2003, there were no financings consummated by any Non-Utility subsidiary that were not exempt under rule 52.

8. During the First Quarter of 2003, FirstEnergy Corp. entered into three (3) transactions designed to hedge the fair value of a portion of FirstEnergy Corp.'s fixed-rate long-term debt portfolio against decreases in interest rates. The hedge structures are fixed - for - floating interest rate swaps, whereby FirstEnergy Corp. will receive fixed payments equivalent to the fixed coupon rates of the bonds being hedged, and pay floating rate payments based on the 6-month London Interbank Offering Rate (LIBOR) plus an applicable spread. The notional amounts, counterparties, and principal terms of the fair value hedges are filed pursuant to request for confidential treatment.

9. Investments made during the first quarter of 2003 in any intermediate subsidiary or financing subsidiary are as follows:

Company                                    Investment
-------                                    ----------
                                        (In Thousands $)

Centerior Funding Corporation               $52,500

10. During the first quarter of 2003 FirstEnergy filed the following U-6B-2 forms:

Company                                    Filing Date
-------                                    -----------
OE                                        March 10, 2003
Met-Ed                                    March 28, 2003


11. Met-Ed engaged in jurisdictional financing transactions during the first quarter of 2003. Consolidated balance sheets of Met-Ed for the quarter ended March 31, 2003 are incorporated by reference to Met-Ed's Form 10-Q Quarterly Report to SEC for the quarter ended March 31, 2003 (File No. 1-446).

12. The following table presented in thousands, provides the capital structure of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the first quarter 2003.

FirstEnergy                           Amount                  Ratio
-----------                         ----------                -----
Common Equity                      $ 7,262,260                33.70%
Preferred Stock                        765,363                 3.55%
Long Term Debt                      12,666,967                58.78%
Short Term Debt                        855,327                 3.97%
                                   -----------               ------
Total Capitalization               $21,549,917               100.00%
                                   -----------               ------

OE
--
Common Equity                       $2,918,809                58.69%
Preferred Stock                        114,320                 2.30%
Long Term Debt                       1,764,602                35.48%
Short Term Debt                        175,384                 3.53%
                                    ----------               ------
Total Capitalization                $4,973,115               100.00%
                                    ----------               ------

CEI
---
Common Equity                       $1,287,550                31.20%
Preferred Stock                        202,423                 4.91%
Long-Term Debt                       2,314,599                56.09%
Short-Term Debt                        321,828                 7.80%
                                    ----------               ------
Total Capitalization                $4,126,400               100.00%
                                    ----------               ------

TE
--
Common Equity                       $  739,403                41.42%
Preferred Stock                        126,000                 7.06%
Long-Term Debt                         671,835                37.63%
Short-Term Debt                        248,045                13.89%
                                    ----------               ------
Total Capitalization                $1,785,283               100.00%
                                    ----------               ------

Penn
----
Common Equity                       $  221,326                42.08%
Preferred Stock                         53,355                10.14%
Long-Term Debt                         251,297                47.78%
Short-Term Debt                              -                    -%
                                    ----------               ------
Total Capitalization                $  525,978               100.00%
                                    ----------               ------

JCP&L
-----
Common Equity                       $3,238,856                68.21%
Preferred Stock                        137,892                 2.90%
Long-Term Debt                       1,372,028                28.89%
Short-Term Debt                              -                    -%
                                    ----------               ------
Total Capitalization                $4,748,776               100.00%
                                    ----------               ------

Met-Ed
------
Common Equity                       $1,332,628                58.00%
Preferred Stock                         92,461                 4.02%
Long-Term Debt                         807,399                35.14%
Short-Term Debt                         65,212                 2.84%
                                     ---------               ------
Total Capitalization                $2,297,700               100.00%
                                    ----------               ------

Penelec
-------
Common Equity                       $1,359,002                70.71%
Preferred Stock                         92,267                 4.80%
Long-Term Debt                         470,627                24.49%
Short-Term Debt                              -                    -%
                                    ----------               ------
Total Capitalization                $1,921,896               100.00%
                                    ----------               ------

13. The following table presented in thousands provides retained earnings analysis of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the first quarter 2003.


                                            FirstEnergy         OE              CEI             TE
                                            -----------       ------         --------        --------
Balance, December 31, 2002                  $1,711,457       $807,345        $288,721        $109,817
Net Income                                     240,985         88,942          62,669          28,600
Cash Dividends on Preferred Stock                    -           (659)         (1,863)         (2,211)
Cash Dividends on Common Stock                (110,159)       (13,000)              -               -
Other                                                -              -           2,646             606
                                            ----------       --------        --------        --------
Balance, March 31, 2003                     $1,842,283       $882,628        $352,173        $136,812
                                            ----------       --------        --------        --------


                                                Penn           JCP&L           Met-Ed         Penelec
                                              ---------       ------          -------         -------
Balance, December 31, 2002                    $ 50,916        $92,003         $17,841         $32,705
Net Income                                       5,864         53,882          17,017           5,290
Cash Dividends on Preferred Stock                 (912)          (125)              -               -
Cash Dividends on Common Stock                 (13,000)       (89,000)              -               -
Other                                                -              -              (1)              -
                                              --------       --------         -------         -------
Balance, March 31, 2003                       $ 42,868       $ 56,760         $34,857         $37,995
                                              --------       --------         -------         -------

14. During the first quarter of 2003, there was no change to the ratings of FirstEnergy or its Utility Subsidiaries by any of the nationally recognized credit rating agencies.

                                    SIGNATURE


     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                                      FIRSTENERGY CORP.


May 28, 2003
                                     By:          /s/ Harvey L. Wagner
                                           -------------------------------------
                                                      Harvey L. Wagner
                                                Vice President, Controller
                                               and Chief Accounting Officer
                                               (Principal Accounting Officer)